Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED
(TEN)
367 Syngrou Avenue, 175 64 P. Faliro, Hellas
Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr
Website: http://www.tenn.gr

Press Release

November 5, 2007

TSAKOS ENERGY NAVIGATION REPORTS RECORD Q3 PROFITS

Record third quarter profits of $50.0 million, up 12.4%

Record nine month profits of $131.0 million, up 9.8%

Company announces 2:1 Stock Split in the form of a 100% share dividend

2007 THIRD QUARTER HIGHLIGHTS

•	Net income of $50.0 million up from $44.5 million in Q3 2006

•	Earnings per share of $2.61 (diluted) versus $2.33 in Q3 2006, up 12.0%

•	Period-end fleet of 44 vessels, with over 4.7 million dwt, and an average age 5.4 years

•	Fleet utilization of 96.7% versus 96.8% in Q3 2006

•	Average TCE per vessel $26,467 per day versus $29,779 for Q3 2006

•	Agreement to sell three 90s-built aframaxes for a total capital gain of $96 million

•	Delivery of handysize product tanker Bosporos and immediate long-term charter with profit-share provisions to a major European charterer

•	Declaration of semi-annual dividend of $1.65 paid in October 2007

2007 NINE-MONTH HIGHLIGHTS

•	Net income of $131.0 million versus $119.3 million for the first nine months of 2006

•	Earnings per share of $6.86 (diluted) up 9.8% from $6.25 in first nine months of 2006

•	Sale of 1989-built panamax Bregen and 1998-built aframax Maria Tsakos for capital gains of $38.2 million

•	Net average fleet expansion of 8.5 vessels

•	Delivery and charter of nine newbuilding vessels at attractive levels

•	Delivery and time-charter of LNG carrier Neo Energy to a major international gas trader

•	Re-acquisition of 1999-built aframax Olympia for $31.1 million

•	Average TCE per vessel $29,233 per day versus $30,290 for the first nine months of 2006

•	Declaration of two semi-annual dividends of $1.50 paid in April and $1.65 in October

ATHENS, GREECE – November 5, 2007 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported financial results (unaudited) for the third quarter and first nine months of 2007.

Net income was a record $50.0 million for the third quarter of 2007, (including capital gains of $31.8 million) as compared with $44.5 million (including capital gains of $13.3 million) for the third quarter of 2006. Net revenues (voyage revenues net of commissions and voyage expenses) expanded 3.9% to $97.2 million from $93.5 million reflecting growth of the fleet (43.6 vessel average in Q3 2007 versus 37.1 vessel average in Q3 2006) and the effect of the Company’s balanced employment policy to provide contracted rates in cyclical markets. The time charter equivalent per ship per day was $26,467 in the third quarter of 2007 versus $29,779 in the third quarter of 2006. Operating income rose 15.8% to $71.1 million (including capital gains of $31.8 million) in this year’s third quarter from $61.4 million (including capital gains of $13.3 million) in the similar period of last year.

Depreciation was higher at $21.3 million from $16.6 million as a result of the growth and continuous modernization of the fleet. Net financing costs also grew reflecting financing of the fleet expansion, higher interest rates and interest rate swap valuations. Net income before depreciation rose by 16.7% to $71.3 million as against $61.1 million in the same quarter last year. Diluted earnings per share increased 12% to $2.61 from $2.33 in the third quarter of 2006.

For the nine months of 2007, net income was a record $131.0 million (including capital gains of $38.2 million), exceeding the previous record for the 2006 nine months of $119.3 million (including capital gains of $13.3 million). Net revenues (voyage revenues net of commissions and voyage expenses) grew 20.6% to $300.9 million from $249.4 million in the 2006 similar period reflecting a growing fleet (41.2 vessel average for the nine months of 2007 versus 32.7 vessel average in the similar 2006 period) and a chartering policy that includes profit-sharing components.

The time charter equivalent was $29,233 per ship per day as compared to $30,290 in the nine months of 2006. Operating income rose significantly by 24.7% to $175.9 million from $141.1 million. Depreciation was $60.0 million versus $42.1 million as a result of the expansion and continuous modernization of the fleet. Net financing costs were higher reflecting increased debt and higher interest rates. Net income before depreciation rose by 18.3% to $191.0 million from $161.4 million in the 2006 period. Diluted per share earnings grew 9.8% to $6.86 as opposed to $6.25 in the nine months of 2006.

“The record profits of the first nine months of 2007 reconfirmed the efficacy of TEN’s corporate strategy and business plan,” observed D. John Stavropoulos, Chairman of the Board. “A diversified, young, and growing fleet combined with a balanced employment program has resulted in strong secular earnings growth. These results have enabled a dynamic newbuilding program, consolidation exploitation, increased dividends and a complementary share repurchase program. The litmus test of TEN’s strategy and business plan will be measured in the months ahead as we navigate an uncertain economic and financial environment. I believe they will continue to provide a safe passage,” Mr. Stavropoulos concluded.

FLEET STRATEGY

During the most recent quarter, TEN’s fleet underwent a strategic readjustment to conform to its ongoing strategy of fleet renewal and earnings generation. Despite the charter markets experiencing seasonal weakness this quarter, asset values remained firm which provided the fodder for TEN to realize significant capital gains and release of cash, a practice the Company considers integral in its overall operational model. In particular, in this quarter and having taken into consideration the delivery, in the first half of the year, of the DNA-designed aframax tankers Izumo Princess and Sakura Princess, the Company agreed to the sale of the 1998-built aframaxes Maria Tsakos and Athens 2004 together with the 1999-built aframax Olympia for total capital gains of $96 million. The Olympia was repurchased by the Company at the beginning of the year, after declaring a pre-agreed purchase option, for $31.1 million, about half its fair market value as determined by independent brokers at the time.

In order to facilitate a seamless exit from the fleet and allow these three vessels to complete their existing charters, the Company agreed to a “one-per-quarter” delivery. The Maria Tsakos was delivered in the third quarter, the Athens 2004 in the beginning of the fourth quarter while the Olympia will be delivered to her new owners in January 2008. Each respective capital gain was and will be recognized during the quarter of delivery.

Along with these sales, on August 21, the Company took delivery of the 1B ice-class handysize product tanker Bosporos which immediately entered an attractive three year time-charter with profit-sharing provisions. On average the Company this quarter operated 43.6 vessels as compared to 37.1 vessels in the same quarter last year.

TEN’s strategy in terms of fleet growth relies primarily on its current newbuilding program which numbers six DNA aframaxes and two panamax product tankers. To satisfy clients cargo requirements, the Company will on occasions explore opportunities that might arise on the newbuilding front and/or second-hand market. The Company in line with its stated strategy to actively participate in the sale & purchase market will entertain inquiries for the disposition of certain tonnage, especially its first generation double hull tankers, as long as such dispositions will not upset the core structure of the fleet nor jeopardize the Company’s contractual obligations.

“Our strategy of actively participating in the sale and purchase market while maintaining a solid vessel platform in the context of a balanced but flexible employment policy has been rewarding to both company and shareholders,” stated Mr. Nikolas P. Tsakos, President & CEO of TEN. “With a strong balance sheet, supplemented by healthy gains from vessel sales, and widespread acceptance of our vessels from blue-chip international oil majors we view the future with renewed confidence,” Mr. Tsakos concluded.

TANKER INDUSTRY

The global economy grew strongly in the first half of 2007. Turbulence in the financial markets during the summer forced the IMF (International Monetary Fund) to moderately mark down its global growth prospects for 2008 from 5.2% to 4.8%. The 2007 forecast, however, was left untouched at 5.2%. The biggest downward adjustment to 2008 growth was for the USA, which was revised to 1.9% versus the July estimate of 2.8%. China’s economy is estimated to grow by 11.2% in 2007, while India and Russia are expected to grow at 8.9% and 7.0% respectively. These three countries alone have accounted for half of global growth over the past year. Robust expansion also continued in other emerging and developing countries. Among the advanced economies, growth in the Euro area and Japan slowed in the second quarter of 2007 after two quarters of strong gains. For 2008, the forecast has been revised downwards, with growth in the Euro area now expected at 2.1% and Japan at 1.7%. Inflation has been contained in the advanced economies, but has risen in many emerging market and developing countries, reflecting higher energy and food prices.

Global oil demand remains robust at 85.9 mb/d in 2007 (+1.5% from 2006) and 88.0 mb/d for 2008 (+2.4%). Downward OECD revisions for North America and the Pacific were offset by upward adjustments in the FSU. In recent years, oil prices have tended to ease with the end of the summer driving season and the start of the autumn refinery maintenance. This year however, prices keep rising to record levels and exhibited unusual strength despite OPEC’s decision in early September to increase production by 500,000 bp/d (effective November 1st) one month prior the end of the refinery maintenance season. The continued price strength can be explained by fears of potential supply disruptions, refinery outages particularly in the USA, increasing geopolitical tensions in various regions and increased fund buying of oil futures and derivative products as a “hedging” against a falling US dollar.

The seasonally weak third quarter, when refiners scale back crude demand ahead of the switch-over to heating oil, has ended. Although spot tanker rates have somewhat improved from their low levels (some of the lowest seen in the last five years), fourth quarter rates for both crude and product tankers have not yet reached the levels typically expected for the seasonally strong fourth quarter. There is evidence however that this may change.

A high priced oil environment in backwardation favoring stocks drawings than imports, relatively heavy refinery maintenances in both the US and Europe which together with unscheduled refinery outages primarily in the US reduced crude oil throughputs and the influx of new tankers are the primary reasons behind the softness in spot tanker rates. On the other hand, oil majors, state oil companies and commodity traders continue to aggressively time-charter quality tonnage, both crude and product tankers, at levels similar, if not marginally higher, than the 2006 average of one to three-year time-charter rates.

The strong rate environment in the dry bulk market has resulted in some owners converting tanker slots to dry bulk slots and selling non-double hull tankers for conversion to bulk tonnage. This can have positive connotations for the existing tanker orderbook. Also the upcoming OPEC meeting on November 17-18 in Riyadh, Saudi Arabia could provide additional support to the market. Balancing the oil market for both producers and consumers without jeopardizing sustainable global growth would be in the interest of all market participants.

The global economy is now in its fifth year of solid expansion and the world growth rate remains high compared to the past three decades, however it is not unprecedented. According to the IMF, neither the strength nor the length of the current expansion appears exceptional. However, this time expansion has been shared more broadly across more countries than in the past. Energy demand is highly correlated to economic expansion and is expected to continue growing with the global economy. The prospects of the tanker market however, should not be overstated considering the ongoing challenges that affect both the revenue and the cost base of owners and operators. Rises in risk premiums, credit markets tightening due the “sub-prime” events, increases in lubricant and bunker prices as well as insurance premiums following unusual natural catastrophes, increases in personnel expenses and a weakening dollar will be challenges to be confronted by everyone in the industry.

These risks however are manageable and TEN has proved successful in not letting them jeopardize its financial health over its fourteen years of existence. Having just entered the fourth quarter of the year and having just completed fifty-six consecutive quarters of profitability since inception, the Company remains optimistic that 2007 despite some turbulence, not an unusual occurrence in shipping markets, will prove another good year for the tanker industry as a whole.

OUTLOOK FOR TEN

The chartering philosophy of the Company with a preponderance of vessels on flexible charters to smooth market volatility proved valuable during this quarter which exhibited the usual seasonal characteristics of a soft market. This policy is designed to safeguard TEN from market gyrations and has succeeded in affording TEN earnings visibility adequate enough to provide comfort for the future. In particular, for 2008 and based on a current operating fleet of 43 vessels, and after the recent three-year fixture to an international oil major of the modern suezmaxes, Eurochampion 2004 and Antarctic, TEN has fixed 75% of the fleet’s employable days and 60% of 2009 employable days. This translates to approximately $290 million and $225 million of revenues respectively. All-in-all, and as of October 2007, TEN has secured, on average, 2.1 years of employment coverage for its 38 vessels under period employment and absent any profit-sharing this translates to gross revenues of at least $700 million.

“Our results this quarter, considering the challenging market environment in our sector, is a testament to our ability to generate healthy revenues irrespective of market conditions,” Mr. Nikolas P. Tsakos, President & CEO of TEN stated. “There is preliminary evidence for a market turnaround in the sectors in which we operate, including oil majors appetite for long term fixtures and a fleet well in demand from prominent charterers. Therefore, we remain optimistic and well positioned to take advantage of market opportunities that could further enhance shareholder value,” Mr. Tsakos concluded.

SUBSEQUENT EVENTS

Tsakos Energy Navigation Ltd. today announced that the Company’s board of directors has approved a 2-for-1 stock split to be effected in the form of a stock dividend.

Each shareowner of record will receive one additional share of common stock for every one share owned. Additional shares issued as a result of the stock dividend will be distributed after the close of trading on November 14, 2007 to shareowners of record at the close of business on November 9, 2007. The shares distributed as a result of the split will begin trading at the open of the market on November 15, 2007. Shareowners do not need to exchange existing stock certificates and will receive a Direct Registration Statement at the time of the split, reflecting the newly issued shares.

The stock split will increase the Company’s total shares outstanding from approximately 19.03 million to approximately 38.06 million.

CONFERENCE CALL

Today at 10:00 a.m. Eastern Time, TEN will host a conference call to review the third quarter as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in this earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1 973.582.2741 five minutes prior to the starting time. The Conference ID is 9383425. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1 877.519.4471 from inside the United States or Canada and +1 973.341.3080 from outside the United States or Canada and entering the Conference ID 9383425.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=43498.

Please log in approximately ten minutes before the start of the call to allow extra time to visit the site and download the streaming media software required to listen to the Internet broadcast. Concurrent with the live broadcast, the Company will post a supplemental slide presentation providing details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr.

Additionally, the online archive of the broadcast will be available within one hour of the live call at: http://www.videonewswire.com/event.asp?id=43498.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 51 vessels of 5.4 million dwt. Today, TEN operates a fleet of 43 vessels all of double-hull design. Additionally, its newbuilding program of eight vessels includes six aframax crude carriers and two panamax tankers representing 777,600dwt.

The strategy of a balanced diverse fleet is reflected in 26 crude transporters ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

TEN’s remaining newbuilding program:

Vessel	Dwt	Design	Delivery
Panamax
1. Selecao	73,000	DH	January 2008
2. Socrates	73,000	DH	February 2008
Aframax
1. Maria Princess	105,000	DH / DNA	November 2008
2. Nikko Princess	105,000	DH / DNA	November 2008
3. Ise Princess	105,000	DH / DNA	Q3 2009
4. Asahi Princess	105,000	DH / DNA	Q4 2009
5. Saporo Princess	105,000	DH / DNA	Q4 2009
6. Uraga Princess	105,000	DH / DNA	Q1 2010

DH:	Double Hull
DNA:	Design New Aframax

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Investor Relations

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

trozycki@cjpcom.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended September 30		Nine months ended September 30
STATEMENT OF INCOME DATA	2007	2006	2007	2006
Voyage revenues	$122,546	$115,168	$369,676	$316,063

Commissions	4,444	4,019	13,239	11,619
Voyage expenses	20,933	17,609	55,544	55,030
Charter hire expense	3,227	6,149	11,823	18,312
Vessel operating expenses	28,064	19,815	76,844	52,438
Depreciation	21,279	16,604	59,967	42,078
Amortization of deferred drydocking costs	1,324	1,056	3,153	3,821
Management fees	2,551	1,971	7,240	5,153
General & Administrative expenses	488	647	2,374	2,102
Staff compensation expense	1,639	—	3,923	—
Foreign currency losses	102	37	249	111
Amortization of deferred gain on sale of vessels	(792)	(792)	(2,376)	(2,376)
Gain on sale of vessels, net	(31,792)	(13,321)	(38,189)	(13,321)

Total expenses	51,467	53,794	193,791	174,967

Operating income	71,079	61,374	175,885	141,096

Interest and finance costs, net	(23,556)	(18,409)	(53,908)	(27,727)
Interest income	2,518	1,648	10,787	4,518
Other income/(expense)	789	(119)	714	1,403

Total other income (expenses), net	(20,249)	(16,880)	(42,407)	(21,806)

Minority interest	(835)	—	(2,493)	—

Net income	$49,995	$44,494	$130,985	$119,290

Earnings per share, basic	$2.63	$2.34	$6.88	$6.25
Earnings per share, diluted	$2.61	$2.33	$6.86	$6.25
Weighted average number of shares outstanding
Basic	19,042,469	19,050,741	19,040,746	19,071,911
Diluted	19,150,429	19,057,245	19,098,953	19,079,843

BALANCE SHEET DATA	September 30 2007	December 31 2006	September 30 2006
Cash and cash equivalents	189,836	174,567	140,395

Current assets, including cash	307,527	222,493	223,229
Investments	—	14,045	22,033
Advances for vessels	143,552	261,242	269,812
Vessels at cost	2,122,109	1,649,928	1,549,978
Accumulated Depreciation	(205,920)	(191,281)	(184,721)
Vessels’ Net Book Value	1,916,189	1,458,647	1,365,257
Deferred charges	17,076	13,448	13,059

Total assets	$2,384,344	$1,969,875	$1,893,390

Current portion of long-term debt	74,966	23,117	18,186

Current liabilities, including current portion of long-term debt	215,220	101,430	119,004
Long-term debt, net of current portion	1,352,027	1,110,544	1,093,775
Deferred income, net of current portion	251	2,626	6,072
Minority interests	2,495	2	—
Total stockholders’ equity	814,351	755,273	674,539

Total liabilities and stockholders’ equity	$2,384,344	$1,969,875	$1,893,390

OTHER FINANCIAL DATA		Three months ended September 30		Nine months ended September 30
		2007	2006	2007	2006
Net cash from operating activities		$42,879	$64,770	$157,222	$166,582
Net cash from/(used in) investing activities		$20,537	$(35,155)	$(404,686)	$(821,607)
Net cash (used in)/from financing activities		$(17,329)	$29,342	$262,733	$649,651

TCE per ship per day		$26,467	$29,779	$29,233	$30,290

Operating expenses per ship per day		$7,507	$6,470	$7,361	$6,658
Vessel overhead costs per ship per day		$1,167	$767	$1,203	$812

		8,674	7,237	8,564	7,470

FLEET DATA
Average number of vessels during period		43.6	37.1	41.2	32.7
Number of vessels at end of period		44.0	36.0	44.0	36.0
Average age of fleet at end of period	Years	5.4	5.8	5.4	5.8
Dwt at end of period (in thousands)		4,776.2	4,091.6	4,776.2	4,091.6

Time charter employment - fixed rate	Days	1,036	643	3,002	1,918
Time charter employment - variable rate	Days	1,921	1,147	5,143	2,313
Period employment (pool and coa) at market rates	Days	359	864	913	2,438
Spot voyage employment at market rates	Days	558	653	1,781	2,039

Total operating days		3,874	3,307	10,839	8,708
Total available days		4,007	3,415	11,255	8,934
Utilization		96.7%	96.8%	96.3%	97.5%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses and Staff compensation expense.